	Nine Months Ended
	September 30,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
INCLUDING INTEREST ON DEPOSITS
Earnings:
Income before income taxes	14,101	22,276	27,625	25,621	28,833	25,210	18,782
Fixed charges	57,373	75,433	98,987	84,872	57,387	36,640	37,094
Interest capitalized during the period, net of amortization of previously capitalized interest	(61)	—	—	—	—	—	—
Earnings, for computation purposes	71,413	97,709	126,612	110,493	86,220	61,850	55,876

Fixed charges:
Interest on deposits, borrowed funds and junior subordinated debt, expensed or capitalized	56,225	74,247	97,445	83,018	55,714	34,951	35,775
Portion of rents representative of interest factor (1)	1,148	1,186	1,542	1,854	1,673	1,689	1,319
Fixed charges, including interest on deposits	57,373	75,433	98,987	84,872	57,387	36,640	37,094

Ratio of Earnings to Fixed Charges, including interest on deposits	1.24	1.30	1.28	1.30	1.50	1.69	1.51

EXCLUDING INTEREST ON DEPOSITS
Earnings:
Income before income taxes	14,101	22,276	27,625	25,621	28,833	25,210	18,782
Fixed charges	7,198	11,392	14,735	17,980	15,960	12,579	13,614
Interest capitalized during the period, net of amortization of previously capitalized interest	(61)	—	—	—	—	—	—
Earnings, for computation purposes	21,238	33,668	42,360	43,601	44,793	37,789	32,396

Fixed charges:
Interest on borrowed funds and junior subordinated debt, expensed or capitalized	6,050	10,206	13,193	16,126	14,287	10,890	12,295
Portion of rents representative of interest factor (1)	1,148	1,186	1,542	1,854	1,673	1,689	1,319
Fixed charges, including interest on deposits	7,198	11,392	14,735	17,980	15,960	12,579	13,614

Ratio of Earnings to Fixed Charges, excluding interest on deposits	2.95	2.96	2.87	2.42	2.81	3.00	2.38

(1)	Amount represents one-third of all rental expense (the proportion deemed representative of the interest factor).